  EXHIBIT 99.2

Execution Version

UNDERWRITING AGREEMENT

October 30, 2024

Americas Gold and Silver Corporation

145 King Street West, Suite 2870

Toronto, Ontario M5H 1J8

Canada

Attention: Darren Blasutti, President and Chief Executive Officer

Dear Sir:

Cormark Securities Inc. (“Cormark”) and TD Securities Inc. (“TD”, and together with Cormark, the “Joint Bookrunners”), and Desjardins Securities Inc., Haywood Securities Inc., Canaccord Genuity Corp., and Eight Capital (together with the Joint Bookrunners, the “Underwriters”), understand that Americas Gold and Silver Corporation (the “Company”) intends to create, issue and sell 112,500,000 subscription receipts of the Company (each, a “Subscription Receipt”, and together, the “Subscription Receipts”), without giving effect to the Underwriters’ Option (as defined below), having the terms described herein, at a price of $0.40 (the “Offering Price”) per Subscription Receipt, for aggregate gross proceeds to the Company of $45,000,000 (the “Offering”).

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby agree to purchase all, but not less than all, of the Subscription Receipts from the Company at the Offering Price, on a “bought deal” private placement basis, pursuant to exemptions from the prospectus requirements of the Applicable Securities Laws (as defined below), and in the respective percentages as described in Section 15. The Company agrees that the Underwriters shall have the right to cause the Subscription Receipts to be purchased by substituted Purchasers (as defined below) in the Selling Jurisdictions (as defined below) in place of the Underwriters, and that the obligation of the Underwriters to purchase the Subscription Receipts shall, upon completion and settlement of such sales by substituted Purchasers, be reduced by an amount equal to the number of Subscription Receipts purchased by such substituted Purchasers from the Company.

In addition, in connection with the Offering, the Company hereby grants the Underwriters an option (the “Underwriters’ Option”) to increase the size of the Offering by up to an additional 12,500,000 Subscription Receipts on the same terms and for additional aggregate gross proceeds of up to $5,000,000. The Underwriters’ Option shall be exercisable, in whole or in part, by the Underwriters in their sole discretion, until the Closing Date (as defined below). Unless the context requires otherwise, all references to the Subscription Receipts shall be deemed to include any Subscription Receipts issued and sold pursuant to the Underwriters’ Option.

The Subscription Receipts will be created and issued pursuant to a subscription receipt agreement (the “Subscription Receipt Agreement”) among the Company, Cormark and Computershare Trust Company of Canada, appointed as subscription receipt agent pursuant to the terms of the Subscription Receipt Agreement (the “Subscription Receipt Agent”), to be dated as of the Closing Date.

The Subscription Receipts are being issued in connection with the proposed Acquisition (as defined below), pursuant to the Purchase Agreement (as defined below).

At the Closing Time, if the terms and conditions contained in this Agreement (as defined below) have been complied with to the satisfaction of the Underwriters or waived by the Underwriters, among other things, the Underwriters and the Company, as applicable, will deliver the gross proceeds from the sale of the Subscription Receipts, less 50% of the Underwriters’ Fee (as defined below) and the full amount of the Underwriters’ Expenses (as defined below), to the Subscription Receipt Agent to be deposited and held in escrow by the Subscription Receipt Agent and shall be invested pursuant to the terms of the Subscription Receipt Agreement, until the earlier of: (i) the Escrow Release (as defined below), or (ii) the occurrence of a Termination Event (as defined below).

Pursuant to and in accordance with the Subscription Receipt Agreement, and provided the Escrow Release Conditions (as defined below) have been satisfied or waived prior to the Escrow Release Deadline (as defined below) and, upon receipt of proper notice thereof in accordance with the terms of the Subscription Receipt Agreement, the Subscription Receipt Agent shall immediately release and pay to the Company (or as the Company may otherwise direct) (the “Escrow Release”) an amount equal to the Escrowed Funds (as defined below) and any interest earned thereon, less the remaining 50% of Underwriters’ Fee, held by the Subscription Receipt Agent, and at such time each Subscription Receipt will be exchanged and will entitle the holder thereof to receive, without payment of any additional consideration or further action on the part of the holder, and subject to adjustment (in certain circumstances as set forth in the Subscription Receipt Agreement), one Common Share (as defined below).

If: (i) the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline, (ii) the Company delivers to Cormark and the Subscription Receipt Agent a notice, executed by the Company, declaring that the Purchase Agreement has been terminated; or (iii) the Company announces to the public by way of a news release that it does not intend to proceed with the Acquisition prior to the Escrow Release Deadline (each such event being a “Termination Event” and the date upon which such event occurs, the “Termination Date”), then as soon as practicable following the Termination Event, the Subscription Receipt Agent shall return to each holder of Subscription Receipts an amount equal to the aggregate Offering Price of the Subscription Receipts held by each such holder and the pro rata portion of interest and other income earned thereon, less applicable withholding taxes (if any) and the Subscription Receipts shall be cancelled. The Company covenants to make up any shortfall in the Escrowed Funds so that holders of Subscription Receipts receive a full refund of their aggregate Offering Price plus a pro rata share of interest actually earned thereon, less applicable withholding taxes, if any.

The Subscription Receipts will be offered to Purchasers resident in the Selling Jurisdictions within Canada by way of a private placement to “accredited investors” as such term is defined in NI 45-106 (as defined below) and other prospectus exemptions available under Applicable Securities Laws as agreed to between the Underwriters and the Company. The Subscription Receipts may also be offered and sold to U.S. Purchasers that are (i) U.S. Accredited Investors (as defined below), or (ii) Qualified Institutional Buyers (as defined below), in each case on a substituted purchaser basis pursuant to Rule 506(b) of Regulation D (as defined below) and/or Section 4(a)(2) of the U.S. Securities Act (as defined below) and similar exemptions under any securities laws of the United States (as defined below) in accordance with Schedule “A” attached hereto, which forms part of this Agreement. All offers and sales of the Subscription Receipts will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the U.S. Securities Act and will be conducted through U.S. Affiliates (as defined below) of one or more of the Underwriters duly registered with the SEC (as defined below) and the Financial Industry Regulatory Authority, Inc. and in compliance with applicable securities laws of any state of the United States. The Subscription Receipts may be distributed in Selling Jurisdictions outside of Canada and the United States in such jurisdictions as the Company and the Underwriters may agree, where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdiction and do not give rise to any disclosure obligations or submission to the jurisdiction in such jurisdictions on the part of the Company.

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In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company agrees to pay the Underwriters’ Fee to the Underwriters. 50% of the Underwriters’ Fee shall be payable on the Closing Date and 50% of the Underwriters’ Fee will be payable on the date of the Escrow Release. For greater certainty, upon the occurrence of a Termination Event, the aggregate Underwriters’ Fee payable with respect to the Subscription Receipts will be limited to the amount payable on the Closing Date.

It is understood and agreed that the Company shall be entitled to designate certain Purchasers (which Purchasers may purchase an aggregate of up to US$3,000,000 of Subscription Receipts under the Offering) on a president’s list (the “President’s List”), as agreed between the Company and the Joint Bookrunners.

The Company agrees that the Underwriters will be permitted to appoint, at the Underwriters’ sole expense, other registered dealers or other dealers duly qualified in their respective jurisdictions, in each case acceptable to the Company, acting reasonably, as its agents to assist with the Offering in the Selling Jurisdictions and that the Underwriters may determine the remuneration payable by the Underwriters to such other dealers appointed by them, provided that such remuneration shall not in any way increase the aggregate Underwriters’ Fee payable to the Underwriters or the Underwriters’ Expenses under this Agreement.

The terms and conditions of the Subscription Receipts are subject in all respects to the terms and conditions of the Subscription Receipt Agreement. In the event of a conflict between the provisions of this Agreement and the provisions of the Subscription Receipt Agreement, the provisions of the Subscription Receipt Agreement shall prevail.

This offer is conditional upon and subject to the additional terms and conditions set forth below.

1. Interpretation

1.1 Unless expressly provided otherwise herein, where used in this Agreement or any schedule attached hereto, the following terms have the following meanings, respectively:

“2024 Convertible Debentures” means, collectively, the fifth amended and restated series of secured convertible debentures dated August 14, 2024 among the Company, Royal Capital Management Corp. (as Agent thereunder), Mark Shoom, Stephen Rider, Delbrook Resource Opportunities Fund and Delbrook Resource Opportunities Master Fund LP, inclusive of all schedules thereto, as the same may be amended, confirmed, supplemented, replaced or restated from time to time;

“Acquisition” means the indirect acquisition by the Company of the remaining 40% interest in the Galena Complex in the Silver Valley of Northwest Idaho not indirectly owned by the Company, in accordance with the Purchase Agreement;

“Act” means the Canada Business Corporations Act;

“affiliate” has the meaning ascribed to such concept in Section 1(2) of the Securities Act (Ontario);

“Affiliates” means affiliates of the Underwriters;

“Agreement” means this underwriting agreement resulting from the acceptance by the Company of the offer made by the Underwriters hereby;

“AIF” means the annual information form of the Company for the year ended December 31, 2023, dated March 29, 2024;

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“Applicable Securities Laws” means, in respect of any person, collectively, the securities laws, regulations, rulings, rules, orders and prescribed forms in each of the Selling Jurisdictions, and published policy statements issued by a Securities Regulator, including the rules and policies of the TSX and of any other stock exchange, in each case, applicable to that person;

“Canadian Securities Laws” means, collectively, all Applicable Securities Laws of each of the Reporting Jurisdictions;

“Closing” means the completion of the sale of the Subscription Receipts as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means October 30, 2024, or such other date as the Company and the Underwriters may mutually agree;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as the Company and the Underwriters may mutually agree;

“Common Shares” means common shares in the capital of the Company, and “Common Share” means any one of them;

“Company” has the meaning ascribed thereto on the face page of this Agreement;

“Concurrent Offerings” means the issuance by the Company of (i) up to $4,000,000 of Common Shares at a price of $0.40 per Common Share on a non-brokered private placement basis to an affiliate of one or more of the vendors in the Acquisition; and (ii) approximately $2,925,000 of Common Shares at a price of $0.44 per Common Share on a non-brokered private placement basis to certain investors, in each case in conjunction with the Offering and the Acquisition, for bridge financing purposes;

“Continuing Underwriter” has the meaning ascribed thereto in Section 15.2;

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note, credit facility, or other instrument evidencing material indebtedness (demand or otherwise) for borrowed money or other liability, and any amendments thereto, to which the Company or its Material Subsidiaries are a party or to which their property or assets are otherwise bound, including, but not limited to, the 2024 Convertible Debentures and the Secured Credit Facility, and as amended from time to time;

“Defaulted Securities” has the meaning ascribed thereto in Section 15.2;

“Employee Plans” has the meaning ascribed thereto in Section 6.1(yy);

“Engagement Letter” means the engagement letter entered into between the Joint Bookrunners and the Company dated October 8, 2024, as amended on October 9, 2024;

“Environmental Laws” has the meaning ascribed thereto in Section 6.1(ss);

“Environmental Permits” has the meaning ascribed thereto in Section 6.1(ss);

“Escrow Release” has the meaning ascribed thereto on the face page of this Agreement;

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“Escrow Release Conditions” means, collectively:

(a)

the satisfaction or waiver of each of the conditions to the completion of the Acquisition as set out in the Purchase Agreement, other than payment of the purchase price payable on closing of the Acquisition; and

(b)

the receipt of all required board, shareholder, regulatory and stock exchange approvals in connection with the Offering and the Acquisition, including, without limitation, the approval of the Exchanges for the listing of the Common Shares having been obtained (other than such approvals that, by their nature, are to be satisfied following the closing of the Acquisition);

“Escrow Release Deadline” means 5:00 p.m. (Toronto time) on February 27, 2025;

“Escrowed Funds” means the gross proceeds from the sale of the Subscription Receipts, together with any interest and other income earned thereon, less 50% of the Underwriters’ Fee and the full amount of the Underwriters’ Expenses, which funds shall be held in escrow by the Subscription Receipt Agent;

“Exchanges” means, collectively, the TSX and the NYSE American;

“Financial Statements” means, collectively: (i) the Company’s audited consolidated financial statements for the years ended December 31, 2023 and December 31, 2022; and (ii) the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2024 and 2023;

“Governmental Authority” means and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Regulators and the Exchanges;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, namely, the standards, interpretations and the framework for the preparation and presentation of financial statements (in the absence of a standard or interpretation), as adopted in Canada by the Accounting Standards Board of the Chartered Professional Accountants of Canada, that are applicable to the circumstances as of the date of determination, consistently applied;

“including” means including without limitation (and “include” or “includes” have similar extended meanings);

“Indemnified Parties” has the meaning ascribed thereto in Section 10.1;

“Indemnitor” has the meaning ascribed thereto in Section 10.1;

“Material Adverse Effect” means any event, change, fact, or state of being that would reasonably be expected to have a significant and adverse effect on: (i) the business, affairs, capital, operation, properties, permits, assets, liabilities (absolute, accrued, contingent or otherwise) or condition (financial or otherwise) of the Company and the Material Subsidiaries considered on a consolidated basis; or (ii) the ability of such entity to consummate the transactions contemplated by this Agreement and the Purchase Agreement;

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“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease, license, or other document (written or oral), to which the Company or the Material Subsidiaries are a party and which is material to the Company and the Material Subsidiaries on a consolidated basis, including, but not limited to the Precious Metals Delivery and Purchase Agreement (as defined in the AIF), each as amended from time to time;

“Material Permits” means all material permits, certificates, licenses, approvals, consents, registrations and other authorizations of the Company and the Material Subsidiaries;

“Material Properties” means collectively: (i) the Cosalá Operations, located in Sinaloa, Mexico; and (ii) the Galena Complex, located in Idaho, United States, each as described in the Public Disclosure Documents;

“Material Subsidiaries” means, collectively, Platte River Gold Inc., Minera Platte River Gold S.A. de R.L. de C.V., Scorpio Holding Two Limited, Scorpio Holding One Limited, Minera Cosalá S.A. de C.V., U.S. Silver & Gold Inc., U.S. Silver Corporation, United States Silver, Inc., RX Gold & Silver Inc. and U.S. Silver – Idaho, Inc.;

“misrepresentation”, “material fact”, “material change”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (Ontario);

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NYSE American” means the NYSE American LLC;

“OFAC” has the meaning ascribed thereto in Section 6.1(ggg);

“Offering” has the meaning ascribed thereto on the face page of this Agreement;

“Offering Documents” means, collectively, this Agreement, the Subscription Agreements, and the Subscription Receipt Agreement;

“Offering Price” has the meaning ascribed thereto on the face page of this Agreement;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust, society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Personnel” has the meaning ascribed thereto in Section 10.1;

“President’s List” has the meaning ascribed thereto on the face page of this Agreement;

“Public Disclosure Documents” means, collectively, all of the following documents:

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(a)	the AIF;

(b)	the Financial Statements;

(c)	the Company’s management’s discussion and analysis for the three and six months ended June 30, 2024, dated August 15, 2024;

(d)	the Company’s management’s discussion and analysis for the year ended December 31, 2023, dated March 28, 2024; and

(e)	the Company’s management information circular for the annual and special meeting of shareholders held on June 25, 2024, dated May 21, 2024;

“Purchase Agreement” means the purchase agreement dated October 9, 2024 by and between the Company, Sprott Mining Inc., Sprott Mining Idaho Holdings Inc., Sprott Mining Idaho Management Inc., Sprott Mining Idaho Limited Partnership and Paul Huet, as seller representative, including the exhibits and schedules thereto, pursuant to which, among other things, the Company will complete the Acquisition;

“Purchasers” means the purchasers who purchase Subscription Receipts pursuant to the Subscription Agreements, and each such purchaser, a “Purchaser”;

“Qualified Institutional Buyer” means a “Qualified Institutional Buyer” as such term is defined in Rule 144A(a)(1) under the U.S. Securities Act that is also a U.S. Accredited Investor;

“Refusing Underwriter” has the meaning ascribed thereto in Section 15.2;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Reporting Jurisdictions” means all of the provinces of Canada;

“Required Shareholder Approvals” means the shareholder approvals required to be obtained by the Company under Applicable Securities Laws in connection with and prior to the completion of the Acquisition and the issuance of the Common Shares upon exchange of the Subscription Receipts;

“SEC” means the United States Securities and Exchange Commission;

“Secured Credit Facility” means the secured credit facility of up to $15 million established pursuant to the credit and off-take agreement entered into between the Company and Trafigura PTE Ltd. as announced on August 14, 2024;

“Securities Regulator” means, in respect of any jurisdiction, the securities regulator or other securities regulatory authority of that jurisdiction;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Selling Jurisdictions” means, collectively, (i) all of the provinces of Canada, (ii) the United States, and (iii) such other jurisdictions outside of Canada and the United States as mutually agreed between the Company and the Underwriters, provided that such sales are completed in such a manner so as not to require the filing of a prospectus, registration statement or offering memorandum or similar document and do not give rise to any disclosure obligations or submission to the jurisdiction in such jurisdictions on the part of the Company;

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“Subscription Agreements” means the subscription agreements for Subscription Receipts, in the forms agreed upon by the Company and the Underwriters, in respect of the purchase by and sale to the Purchasers of the Subscription Receipts pursuant to the Offering as contemplated herein and shall include, for greater certainty, all schedules and exhibits thereto;

“Subscription Receipt Agent” has the meaning ascribed thereto on the face page of this Agreement;

“Subscription Receipt Agreement” has the meaning ascribed thereto on the face page of this Agreement;

“Subscription Receipts” has the meaning ascribed thereto on the face page of this Agreement;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning ascribed thereto in Section 6.1(cc);

“Term Sheet” means the term sheet included in the Subscription Agreements in respect of the Offering;

“Termination Date” has the meaning ascribed thereto on the face page of this Agreement;

“Termination Event” has the meaning ascribed thereto on the face page of this Agreement;

“to the knowledge of the Company” means to the actual knowledge, information and awareness of the President and Chief Executive Officer, Chief Financial Officer, Senior Vice President, Corporate Affairs & Chief Legal Officer, or Chief Operating Officer of the Company after having made reasonable and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made by senior officers of resource exploration and development companies of similar size to the Company in the discharge of their respective duties;

“Transaction Documents” means, collectively, the Offering Documents and the Purchase Agreement;

“TSX” means the Toronto Stock Exchange;

“TSX Listing” means listing on the TSX of the Common Shares issuable in connection with the Offering upon Escrow Release;

“Underwriters” has the meaning ascribed thereto on the face page of this Agreement;

“Underwriters’ Expenses” has the meaning ascribed thereto in Section 11.1;

“Underwriters’ Fee” has the meaning ascribed thereto in Section 13;

“Underwriters’ Option” has the meaning ascribed thereto on the face page of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“U.S. Affiliates” has the meaning ascribed thereto in Section 2.2;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902 of Regulation S;

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“U.S. Purchaser” means (a) any Purchaser in the United States, (b) any Purchaser who is a U.S. Person, (c) any person purchasing securities for the account or benefit of any person in the United States or any U.S. Person, (d) any person that receives or received an offer of the Subscription Receipts while in the United States (except persons excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts), and (e) any person that is in the United States at the time the Purchaser’s buy order was made or such Subscription Agreement was executed or delivered (except persons excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(vi) of Regulation S or persons holding accounts excluded from the definition of “U.S. person” pursuant to Rule 902(k)(2)(i) of Regulation S, solely in their capacities as holders of such accounts); and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2 Division and Headings: The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

1.3 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto irrevocably accept and attorn to the exclusive jurisdiction of the courts of the Province of Ontario.

1.4 Currency: Except as otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

1.5 Schedules: Schedule “A” – Compliance with United States Securities Laws, as attached to this Agreement, is deemed to be a part of this Agreement and is hereby incorporated by reference herein.

2. Nature of Transaction

2.1 Sale on Exempt Basis. Upon and subject to the terms and conditions set forth herein, the Underwriters hereby agree to purchase, and upon acceptance hereof, the Company hereby agrees to sell to the Underwriters and/or the Purchasers, on a “bought deal” private placement basis, all of the Subscription Receipts to be issued and sold pursuant to the Offering and the Underwriters agree that they will only solicit and arrange for Purchasers of Subscription Receipts in the Selling Jurisdictions, in accordance with Applicable Securities Laws, and only to such Purchasers and in such a manner which will not trigger any obligation for the Company to file a prospectus, a registration statement or other offering document with any Securities Regulator under Applicable Securities Laws or otherwise comply with any continuous disclosure or reporting obligation in any jurisdiction outside of Canada. The Underwriters acknowledge that, subject to the conditions contained in Section 7 hereof being satisfied, the Underwriters shall become obligated to purchase or cause to be purchased all of the Subscription Receipts. To the extent that Purchasers purchase Subscription Receipts at the Closing, the Underwriters shall not be obligated to purchase the Subscription Receipts so purchased by such Purchasers.

2.2 United States Sales. The parties to this Agreement acknowledge that the Subscription Receipts (and the Common Shares issuable upon exchange for the Subscription Receipts), offered and sold to U.S. Purchasers shall be issued as “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act), have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and may not be offered, sold, pledged or otherwise transferred, directly or indirectly, in the United States except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States. Accordingly, the Company, the Underwriters and the U.S. Affiliates agree that any offers or sales to U.S. Purchasers shall be conducted only in the manner specified in Schedule “A” of this Agreement. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through a duly registered U.S. broker-dealer Affiliate (the “U.S. Affiliates”) or a U.S. registered broker-dealer that is a member of the selling group engaged in connection with such offer or sale.

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2.3 Filings. The Company hereby agrees to comply with all Applicable Securities Laws on a timely basis in connection with the Offering and undertakes to file, or cause to be filed, within the periods stipulated under Applicable Securities Laws, all forms, documents or undertakings required to be filed by the Company in connection with the issue and sale of the Subscription Receipts so that the distribution of the Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or other offering document with any Securities Regulator in the Selling Jurisdictions, and the Underwriters agree to assist the Company in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering, including, for the avoidance of doubt, the filing of a Form D with the SEC within 15 days of the first sale of the Subscription Receipts to a U.S. Purchaser and any such related filings as may be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Subscription Receipts in such states. All fees payable in connection with such filings shall be paid by the Company.

2.4 Solicitation of Orders. Neither the Company nor the Underwriters shall: (i) provide to prospective purchasers of the Subscription Receipts any document or other material that would constitute an offering memorandum or “future-oriented financial information” within the meaning of Applicable Securities Laws, other than the Term Sheet; (ii) engage in any form of “general solicitation” or “general advertising” (as those terms are used in Regulation D) in connection with the offer and sale of the Subscription Receipts, including but not limited to, causing the sale of the Subscription Receipts to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Subscription Receipts whose attendees have been invited by general solicitation or advertising; or (iii) conduct the Offering in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

3. Representations and Warranties of the Underwriters

3.1 Each Underwriter hereby severally, and neither jointly, nor jointly and severally, represents and warrants to the Company that:

(a)

it will conduct activities in connection with arranging for the sale and distribution of the Subscription Receipts in compliance with all Applicable Securities Laws and the provisions of this Agreement;

(b)

it has not and will not, directly or indirectly, sell or solicit offers to purchase the Subscription Receipts or distribute or publish any offering memorandum, prospectus, form of application, advertisement or other offering materials (other than the Term Sheet) in any country or jurisdiction so as to require registration of the Subscription Receipts or filing of a prospectus or similar document with respect thereto or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the Applicable Securities Laws;

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(c)

it will obtain from each Purchaser an executed Subscription Agreement (including all certifications, forms, and other documentation contemplated thereby) and all other applicable forms, reports, undertakings and documentation required under Applicable Securities Laws or required by the Company, acting reasonably; and

(d)

it is duly registered pursuant to the provisions of the Applicable Securities Laws and is duly registered or licensed as an investment dealer in those jurisdictions in which it is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, it will act only through members of a selling group who are so registered or licensed or, with respect to actions undertaken in the United States and/or with respect to U.S. Purchasers, through a U.S. Affiliate as described in Section 2.2.

4. Covenantsof the Company

4.1 The Company hereby covenants to the Underwriters, the U.S. Affiliates, and the Purchasers as applicable, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Subscription Receipts and the completion of the Offering, as follows:

(a)

the Company will, in connection with the Offering and the Acquisition, allow the Underwriters and their representatives the opportunity to conduct all due diligence which the Underwriters and their representatives may reasonably require to be conducted prior to the Closing Date and will make available its directors, senior management, technical advisors, audit committee, and legal counsel to conduct such procedures as are reasonably required, to answer the questions of the Underwriters in due diligence meetings to be conducted prior to the Closing Date;

(b)

the Company has made available and provided to the Underwriters and their representatives, and, on a timely basis, will make available and provide to the Underwriters and their representatives at any time prior to the Closing Date: (i) all requested corporate and operating records, material contracts, reserve reports, technical reports, financial information, budgets and other relevant information necessary in order to complete the due diligence investigation of the business, properties and affairs of the Company and the Material Subsidiaries; and (ii) all material agreements, arrangements and documents in connection with the Acquisition;

(c)

the Company shall duly execute and deliver, at or prior to the Closing Time, the applicable Subscription Agreements and the Subscription Receipt Agreement and the certificates evidencing the Subscription Receipts (if any), and comply with and satisfy all terms, conditions and covenants therein contained that are required to be complied with or satisfied by the Company at or prior to the Closing Time, as applicable;

(d)	the Company shall use its commercially reasonable efforts to fulfill, at or prior to the Closing Time, each of the conditions required to be fulfilled by it set out in Section 7;

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(e)

the Company shall, prior to and following the completion of the distribution of the Subscription Receipts and prior to the Escrow Release, deliver to the Underwriters copies of all material written correspondence between the Company and the Exchanges, and between the Company and the Securities Regulators, relating to the Offering and the Acquisition;

(f)

the Company shall use commercially reasonable efforts to pursue the satisfaction of the Escrow Release Conditions prior to the Escrow Release Deadline and will keep the Underwriters reasonably informed, from time to time, of the satisfaction of the conditions thereof;

(g)

the Company shall ensure that the Subscription Receipts and the Common Shares issuable upon exchange thereof, shall be duly and validly created, authorized and issued on payment of the Offering Price therefor, and shall have the attributes corresponding in all material respects to the description thereof set forth in the Term Sheet, this Agreement, the Subscription Agreements, and the Subscription Receipt Agreement;

(h)	the Company will comply with its obligations under the Subscription Receipt Agreement;

(i)

the Company shall obtain the prior written approval of Cormark, on behalf of the Underwriters, such approval not to be unreasonably, withheld, conditioned or delayed, in respect of any proposed amendment or supplement to the Purchase Agreement which would constitute a material change to the Company and which would require public disclosure thereof;

(j)

the Company shall use the net proceeds of the Offering to finance, in part, the Acquisition, as well as the Company’s expenses of the Acquisition, the Offering and the Concurrent Offerings, to repay certain of the Company’s existing indebtedness, for the advancement of the Company’s initiatives at the Galena Complex, and for general corporate purposes;

(k)

the Company shall retain the Subscription Receipt Agent or a substituted licensed trust company acceptable to the Underwriters, acting reasonably, as subscription receipt agent in respect of the Subscription Receipts;

(l)

the Company shall not issue any Common Shares or financial instruments convertible or exchangeable into Common Shares, other than: (i) for purposes of director or employee stock options or other security based compensation arrangements, (ii) to satisfy existing instruments of the Company already issued as of the date of the Engagement Letter, (iii) in connection with the exchange of the Subscription Receipts, (iv) in connection with the Concurrent Offerings, or (v) in connection with the Acquisition, for a period of 120 days from the date of the Escrow Release, without the prior consent of the Joint Bookrunners, such consent not to be unreasonably withheld, conditioned or delayed;

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(m)

the Company shall cause each of the directors and executive officers of the Company to execute and deliver lock-up agreements, pursuant to which each such person shall agree that for a period of 120 days from the closing date of the Acquisition, each such person will not, without the prior consent of the Joint Bookrunners, on behalf of the Underwriters, such consent not to be unreasonably withheld, conditioned or delayed, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer, or announce any intention to do so, any Common Shares, whether now owned or subsequently acquired, directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether such transaction is settled by the delivery of Common Shares, other securities, cash or otherwise, other than pursuant to a take-over bid or any other similar transaction made generally to all of the shareholders of the Company;

(n)	the Company shall use its commercially reasonable efforts to ensure the conditional approval of the TSX Listing is obtained prior to the Closing Date;

(o)

the Company shall use its commercially reasonable efforts to obtain all consents, including approvals, permits, authorizations or filings as may be required under applicable corporate laws and Applicable Securities Laws or otherwise necessary for the execution and delivery of and the performance by the Company of their obligations under the Transaction Documents, as applicable;

(p)

for a period of two years following the Closing Date, the Company shall use commercially reasonable efforts to remain a reporting issuer under Canadian Securities Laws in the Reporting Jurisdictions, not in default of any material requirement of such Canadian Securities Laws, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer”, so long as the holders of Common Shares receive securities of an entity which is listed on a stock exchange in Canada or cash or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted);

(q)

the Company shall use commercially reasonable efforts to maintain the listing of the Common Shares on the TSX, and to not take any action for a period of two years after the Closing Date which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSX or on or from any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted (by action of the Company), provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be listed on the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted (by action of the Company)) so long as the holders of the Common Shares receive securities of an entity which is listed on a stock exchange in Canada, a national securities exchange in the United States or cash, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate and securities laws and the policies of the TSX (or any securities exchange, market or trading or quotation facility on which the Common Shares are then listed or quoted (by action of the Company));

13

(r)

during the period commencing on the date hereof and until completion of the distribution of the Subscription Receipts, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and their counsel prior to issuance, and will not publish those press releases (unless otherwise required by Applicable Securities Laws) except with the prior approval of the Underwriters, which approval will not be unreasonably withheld or delayed. In addition, if required by Applicable Securities Laws, any press release announcing or otherwise referring to the Offering shall comply with the requirements of the U.S. Securities Act and applicable rules thereunder and shall (i) include the following legend: “Not for distribution to U.S. news wire services or dissemination in the United States” and the following disclaimer: “This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available”; or (ii) comply with the requirements of Rule 135c under the U.S. Securities Act; and

(s)

the Company will take all actions reasonably necessary or required by it and within its control to obtain the Required Shareholder Approvals and complete the Acquisition and satisfy the Escrow Release Conditions as soon as reasonably practicable following the date hereof and, in any event, on or before the Escrow Release Deadline.

5. Material Changesand Orders, Rulings, etc.

5.1 During the period from the date hereof to the later of the Closing Date and the date of completion of the distribution of the Subscription Receipts, the Underwriters will be kept fully informed of all material changes affecting the Company and the Company shall, upon becoming aware of same, promptly notify the Underwriters (and, if requested by the Underwriters, confirm such notification in writing) of:

(a)

any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Material Subsidiaries;

(b)

other than in the ordinary course in connection with the Acquisition, any written notice by any judicial or regulatory authority requesting any information, meeting or hearing relating to the Company and their respective affairs, or the Offering or Acquisition; or

(c)

any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) that has been issued by any Securities Regulator or of any proceedings that have been instituted, threatened or contemplated, for any such purposes (and will use its commercially reasonable efforts to prevent the issuance of any such order, ruling, or determination or, if any such order, ruling or determination is issued, to obtain the withdrawal thereof as promptly as possible).

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During the period from the date hereof to the later of the Closing Date and the date of completion of the distribution of the Subscription Receipts, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Canadian Securities Laws as a result of any material change. The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice need be given to the Underwriters pursuant to this Section 5. Unless advised otherwise, the Underwriters will be entitled to assume that there has been no material change in any information provided by the Company and will be entitled to rely thereon.

6. Representations and Warrantiesof the Company

6.1 The Company hereby represents and warrants to the Underwriters, the U.S. Affiliates, and the Purchasers and acknowledges that each of them is relying on such representations and warranties in connection with the purchase of the Subscription Receipts and the completion of the Offering, as at the Closing Time, as follows:

(a)

Good Standing of the Company. The Company (i) is duly incorporated under the Act and is up-to-date in respect of all material corporate filings and is in good standing under the Act, (ii) has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the AIF, and (iii) has all requisite corporate power and authority to enter into the Transaction Documents and to perform its obligations hereunder and thereunder;

(b)

Good Standing of the Material Subsidiaries. The Material Subsidiaries are the only subsidiaries of the Company which are material to the Company. Each of the Material Subsidiaries (i) has been duly incorporated or otherwise organized in its respective jurisdiction of incorporation or organization (as applicable) and is up-to-date in respect of all material corporate or other filings and is in good standing under the laws of such jurisdiction, and (ii) has all requisite corporate or other power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the AIF;

(c)

Ownership of the Material Subsidiaries. The Company is the direct or indirect legal, registered and beneficial owner of the issued and outstanding shares or other equity interests of each of the Material Subsidiaries, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims and demands whatsoever, except as disclosed in the Public Disclosure Documents. All of such shares or equity interests in the capital of the Material Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares or equity interests and, except as disclosed in the Public Disclosure Documents, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or any subsidiary of the Company of any interest in any of such shares or equity interests for the issue or allotment of any unissued shares or other equity interests in the capital of the Material Subsidiaries or any other security convertible into or exchangeable for any such shares or equity interests;

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(d)

No Proceedings for Dissolution. No proceedings have been taken or instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or any of the Material Subsidiaries;

(e)

Compliance with Laws. The Company and each of the Material Subsidiaries is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its respective business is carried on, and the Company has not received a notice of non-compliance, or knows of, or has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits, except where any failure to so comply or any non-compliance would not reasonably be expected to have a Material Adverse Effect, and the Company and each of the Material Subsidiaries is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its property or carries on business to enable it to carry on its business as now conducted and its property and assets to be owned, leased and operated and all such licenses, registrations and qualifications are valid, subsisting and in good standing, except where the failure of such licenses, registrations or qualifications to be valid, subsisting or in good standing would not reasonably be expected to have a Material Adverse Effect;

(f)

Valid and Binding Documents. The execution and delivery of the Transaction Documents and the performance of the transactions contemplated hereunder and thereunder, including without limitation the creation and issuance of the Subscription Receipts and the Common Shares issuable upon exchange thereof, have been duly authorized by all necessary corporate action of the Company and the Transaction Documents have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(g)	Validly Issued Securities.

(i)	The Subscription Receipts will, as of the Closing Time, be duly and validly created and issued pursuant to the Subscription Receipt Agreement;

(ii)

The Common Shares issuable upon exchange of the Subscription Receipts have been validly authorized and allotted for issuance and, upon the exchange of the Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement, the Common Shares will be validly issued as fully paid and non-assessable Common Shares;

(h)	Forward-Looking Information. With respect to forward-looking information contained in the Public Disclosure Documents:

16

(i)	the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii)

all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information; and

(iii)	the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated;

(i)

All Necessary Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for: (i) the execution and delivery of the Transaction Documents; (ii) the creation, issuance, sale and delivery, as applicable, of Subscription Receipts and the issuance of the Common Shares upon exchange thereof; and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than in respect of the Required Shareholder Approvals, those in respect of the Acquisition expected to be obtained in the ordinary course, and customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws;

(j)

Stock Exchange Listing, Filings and Fees. The currently issued and outstanding Common Shares are listed and posted for trading on the Exchanges and the Company is currently in material compliance with the rules and regulations of the Exchanges and all material filings and fees required to be made and paid by the Company pursuant to Applicable Securities Laws and general corporate law have been made and paid;

(k)

No Cease Trade Orders or Action to Delist. No order ceasing or suspending trading in any securities of the Company or prohibiting the sale or issuance of the Subscription Receipts or the Common Shares issuable upon exchange thereof or the trading of any of the Company’s issued securities has been issued and no proceedings for such purpose are threatened or, to the best of the Company’s knowledge, pending, and the Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Exchanges;

(l)

Dividends. The Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the Common Shares or securities or agreed to do any of the foregoing, and there are no restrictions upon or impediment to, the declaration or payment of dividends by the Company in the constating documents of the Company or in any Material Agreements;

(m)

No Default or Breach. The execution and delivery of the Transaction Documents and the performance by the Company of its obligations hereunder and thereunder, and the issuance of the Subscription Receipts and the Common Shares issuable upon exchange thereof does not, and will not, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (i) any statute, rule or regulation applicable to the Company or any of the Material Subsidiaries, including Applicable Securities Laws; (ii) the constating documents, by-laws or resolutions of the Company or any of the Material Subsidiaries, that are in effect at the date hereof; (iii) the terms of any Material Agreement to which the Company or any of the Material Subsidiaries are a party or by which they are bound; or (iv) any judgment, decree or order binding the Company, any of the Material Subsidiaries or the respective property or assets of the Company or the Material Subsidiaries;

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(n)

Absence of Rights to Acquire Securities. Except: (i) as disclosed in the Public Disclosure Documents; (ii) pursuant to the Offering, the Concurrent Offerings, or the Purchase Agreement; or (iii) pursuant to an equity incentive plan of the Company, no person now has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company or any of the Material Subsidiaries;

(o)

Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares, without par value, and 8,000,000 preferred shares, of which, as of October 29, 2024, an aggregate of 276,963,382 Common Shares and nil preferred shares were outstanding as fully paid and non-assessable shares of the Company.

(p)

No Adverse Legislation. Other than as disclosed in the Public Disclosure Documents, the Company is not aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will have a Material Adverse Effect;

(q)

No Material Changes. Since December 31, 2023, other than as disclosed in the Public Disclosure Documents or as contemplated by the Transaction Documents: (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company and its subsidiaries on a consolidated basis, (ii) there has been no material change in the capital stock or long-term debt of the Company and its subsidiaries on a consolidated basis, and (iii) the Company and the Material Subsidiaries have carried on their respective businesses in the ordinary course;

(r)

Reporting Issuer. The Company is currently a “reporting issuer” (within the meaning of Canadian Securities Laws) in each of the Reporting Jurisdictions and the Company will, as of the Closing Date, be a “reporting issuer” in each of the Reporting Jurisdictions and not included in a list of defaulting reporting issuers maintained by any Securities Regulator in such jurisdictions, and in particular, without limiting the foregoing, the Company has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis (including, but not limited to, the filing of any confidential material change report) that is still maintained on a confidential basis, and there is no material change relating to the Company which has occurred and with respect to which the requisite material change report has not been filed with any Securities Regulator;

(s)

Continuous Disclosure Compliance. The Company is in compliance in all material respects with its timely and continuous disclosure obligations under Applicable Securities Laws and the rules and regulations of the Exchanges, and, without limiting the generality of the foregoing, there has been no material change that has occurred since December 31, 2023, which has not been publicly disclosed. The information and statements in the Public Disclosure Documents and in any news releases filed by the Company since December 31, 2023 were true and correct in all material respects as of the respective dates of such information and statements and at the time any such documents were filed on SEDAR+ and, except as may have been corrected or superseded by subsequent disclosure, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information materially misleading;

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(t)

Financial Statements. The Financial Statements: (i) have been prepared in accordance with IFRS consistently applied throughout the periods involved, and comply as to form in all material respects with applicable accounting requirements of Canadian Securities Laws, and (ii) present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as at the date thereof and the results of its operations and the changes in its financial position for the periods then ended.

(u)

Independent Auditors. The Company’s auditors who audited the consolidated financial statements of the Company as at and for the financial years ended December 31, 2023 and 2022 and delivered their auditors’ report thereon are independent public accountants as required by the Canadian Securities Laws;

(v)

No Reportable Events. Since December 31, 2023, there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with the Company’s auditors;

(w)

Accounting Controls. The Company and each of the Material Subsidiaries maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles in Canada and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2023, the Company has not become aware of any material weakness in the Company’s internal control over financial reporting (whether or not remediated) or change in the Company’s internal control over financial reporting that has materially affected or is reasonably expected to materially affect the Company’s internal control over financial reporting;

(x)	Accounting Policies. There has been no change in accounting policies or practices of the Company since December 31, 2023, other than as required by IFRS.

(y)

Off-Balance Sheet Arrangements and Liabilities. There are no off-balance sheet transactions, arrangements or obligations of the Company or its subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are required to be disclosed and are not disclosed or reflected in the Public Disclosure Documents.

(z)

No Actions or Proceedings. To the knowledge of the Company, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency, governmental instrumentality or body, domestic or foreign, now pending or threatened against or affecting the Company or any Material Subsidiary, which is required to be disclosed in the Public Disclosure Documents and which is not so disclosed, or which if determined adversely, would reasonably be expected to result in a Material Adverse Effect or to materially and adversely affect the consummation of the transactions contemplated in the Transaction Documents or the performance by the Company of its obligations hereunder and thereunder;

19

(aa)

No Voting Agreements. Other than as disclosed in the Public Disclosure Documents or voting and support agreements in respect of the Acquisition, to the knowledge of the Company, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or the Material Subsidiaries;

(bb)

Purchases and Sales. Other than in connection with the Acquisition and pursuant to the Purchase Agreement, the Company has not approved or entered into any binding agreement in respect of: (i) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or any Material Subsidiary whether by asset sale, transfer of shares or otherwise, or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or otherwise) of the Company;

(cc)

Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company or the Material Subsidiaries have been paid, except where the failure to pay such taxes would not reasonably be expected to constitute a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Material Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and materially accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file or any incompleteness of or inaccuracy in such documents would not reasonably be expected to constitute a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company or the Material Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Company, in any case, except where such examinations, issues or disputes would not reasonably be expected to constitute a Material Adverse Effect;

(dd)	Material Agreements. With respect to the Material Agreements (other than the Debt Instruments):

(i)	all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof;

(ii)	the Company and the Material Subsidiaries, as applicable, have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms, conditions and covenants contained in each Material Agreement; and

(iii)	to the knowledge of the Company, no other party is in breach, violation or default of any term under any Material Agreement;

20

(ee)	Debt Instruments. With respect to the Debt Instruments:

(i)	the Company and the Material Subsidiaries, as applicable, have performed all material obligations (including payment obligations) in a timely manner under, and are in compliance with all material terms, conditions and covenants contained in any Debt Instruments;

(ii)	each of the Company and the Material Subsidiaries does not reasonably expect to fail to perform any material obligations (including payment obligations) under any Debt Instruments, and expects to remain in compliance with all material terms, conditions and covenants contained in each of the Debt Instruments; and

(iii)	the entering into of the Transaction Documents will not trigger any event of default or similar provisions in respect of any Debt Instruments;

(ff)

No Non-Arm’s Length Indebtedness. Neither the Company nor any of the Material Subsidiaries is party to any material Debt Instrument with, or has any material loans or other indebtedness outstanding which has been made to, any of its shareholders, officers, directors, employees or independent contractors, past or present, or any person not dealing at arm’s length with them;

(gg)

Related Parties. Except as disclosed in the Public Disclosure Documents or as will be disclosed in the management information circular to be filed by the Company in connection with the Acquisition, none of the directors or officers of the Company, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company and the Material Subsidiaries on a consolidated basis;

(hh)

Compliance with Mining Laws. The Company and each Material Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and with all laws, regulations, tariffs, rules, orders and directives material to its operation, including all applicable laws, regulations and statutes relating to mining or mining claims, concessions, licenses or leases, and neither the Company nor any Material Subsidiary has received any notice of the revocation or cancellation of, or any intention to revoke or cancel, any of the mining claims, concessions, licenses, leases or other instruments conferring mineral rights, including in respect of the Material Properties, where such revocation or cancellation would have a Material Adverse Effect;

(ii)

Material Properties. The Material Properties are the only mineral properties or mineral assets which the Company considers material to the business of the Company and the Material Subsidiaries, taken as a whole;

21

(jj)

Title to Material Properties. Except as disclosed in the Public Disclosure Documents: (i) each of the Company or the Material Subsidiaries, as applicable, is the absolute legal and beneficial owner of, and has good and marketable title to or a valid leasehold interest in the Material Properties and all of its other material properties or assets, free of all liens or encumbrances; (ii) no other material property rights are necessary for the conduct of the Company’s or any Material Subsidiary’s business in respect of the Material Properties or any Material Subsidiary, as currently conducted; neither the Company nor any Material Subsidiary knows of any material claim or the basis for any material claim that could reasonably be expected to adversely affect the right thereof to use, transfer or otherwise exploit such property rights; and (iii) neither the Company nor any Material Subsidiary has any current responsibility or obligation to pay any outstanding material commission, royalty, license fee or similar payment to any person with respect to the property rights thereof except pursuant to applicable legislation;

(kk)

Mineral Rights. The Company and any applicable Material Subsidiaries hold freehold title, leases, licenses, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Properties are located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company or any Material Subsidiary to explore or exploit (as the case may be) the minerals relating thereto. All property, leases or claims relating to the Material Properties in which the Company or any Material Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Company, issued in accordance with all applicable laws and are valid and subsisting. The Company and any applicable Material Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Material Properties, granting the Company and any applicable Material Subsidiaries the right and ability to explore, exploit and mine the mineral resources as are appropriate in view of the rights and interest therein of the Company or any Material Subsidiary and the current state of exploration, with only such exceptions as do not materially interfere with the use made by the Company or any Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing in the name of the Company or any Material Subsidiary;

(ll)

Property Agreements. Any and all of the agreements and other documents and instruments pursuant to which the Company or any Material Subsidiary holds the Material Properties (including any interest in, or right to earn an interest therein), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions), neither the Company nor any Material Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Company, is any such default currently being alleged, and such properties and assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and claims pursuant to which the Company or any Material Subsidiary derives the interests thereof in such property and assets are in good standing and, to the knowledge of the Company, there has been no material default under any such lease, license or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Material Properties (or any interest therein, or right to earn an interest therein) are not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Public Disclosure Documents;

(mm)	Possession of Permits and Authorizations. In respect of the Material Properties, the Company and the Material Subsidiaries:

22

(i)

have all Material Permits issued by the appropriate federal, provincial, regional, state, local or foreign regulatory agencies or bodies necessary to carry on the business of the Company and the Material Subsidiaries as it is currently conducted and all of the Material Permits issued to date are valid and in full force and effect;

(ii)

expect that any additional Material Permits that are required to carry out the Company’s and the Material Subsidiaries’ planned business activities will be obtained in the ordinary course, subject to the risks and uncertainties concerning potential delays as set out in the Public Disclosure Documents;

(iii)	are, and will be, in compliance with the terms and conditions of all Material Permits; and

(iv)

have not received any notice of proceedings relating to the revocation or modification of any such Material Permits or any notice advising of the refusal to grant any Material Permit that has been applied for or is in process of being granted, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(nn)

No Restrictions on Mining Activities. Other than as disclosed in the Public Disclosure Documents or the current technical reports for the Material Properties, there are no restrictions imposed by any applicable law or by agreement which materially conflict with the proposed operation, exploration, or development of the Material Properties;

(oo)

No Undisclosed Obligations. Except as disclosed in the Public Disclosure Documents, neither the Company nor any Material Subsidiary has any responsibility or obligation to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the Material Properties, including mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising the Material Properties;

(pp)

Compliance with Mining Disclosure Requirements. The Company is in material compliance with the provisions of NI 43-101, has filed all technical reports required thereby and there is a current technical report (within the meaning of NI 43-101) in respect of each of the Material Properties, if required thereby. The information set forth in the Public Disclosure Documents relating to the estimates by the Company of the mineral reserves and mineral resources (including in respect of the Material Properties) has been reviewed and verified by the Company or independent consultants to the Company and the mineral reserve and mineral resource information has been prepared in accordance with NI 43-101, and the method of estimating the mineral reserves and mineral resources has been verified by mining experience and the information upon which the estimates of mineral reserves and mineral resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Public Disclosure Documents;

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(qq)

Scientific and Technical Projections. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Material Properties, as summarized in the Public Disclosure Documents, are reasonable in all material respects, subject to the assumptions, qualifications, limitations, risks and uncertainties stated therein;

(rr)

No Asset Impairment. The Company has undertaken an asset analysis in respect of the Material Properties, including all estimates of the mineral resources and mineral reserves reported thereon and has not found any material asset impairment and does not currently anticipate making any write downs in respect of the Material Properties;

(ss)	Environmental Laws. In respect of the Material Properties:

(i)

there has not been a material breach of any applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(ii)

all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business currently carried on by the Company and the Material Subsidiaries have been obtained or have been applied for and the Company expects any additional Environmental Permits that are required to carry out the planned business activities on the Material Properties to be obtained in the ordinary course and in accordance with the timing as disclosed in the Public Disclosure Documents and subject to the risks and uncertainties stated therein, and each Environmental Permit is valid, subsisting and in good standing and there are no material defaults or breaches of any Environmental Permits and no proceeding has been threatened, or to the knowledge of the Company, is pending to revoke or limit any Environmental Permit;

(iii)

there has not been any material breach of Environmental Laws and Environmental Permits, on any property or facility owned or leased or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance, and no conditions exist at, on or under any property now or previously owned, operated or leased which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Laws, individually or in the aggregate, that would reasonably be expected to have a Material Adverse Effect;

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(iv)

there have been no material claims, complaints, notices of, or prosecutions for an offence alleging, non-compliance with any Environmental Laws, and there have been no settlements of any allegation of non-compliance short of prosecution and there are no orders or directions relating to environmental matters including reclamation requiring any material work, repairs, construction or capital expenditures to be made or any notice of same;

(v)

except as ordinarily or customarily required by applicable permit, no notice has been received by the Company or its Material Subsidiaries, and to the knowledge of the Company, no notice has been issued alleging or stating that any party is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws;

(vi)

all mining related activities, exploration, reclamation, development and other actions and operations have been conducted by the Company and the Material Subsidiaries in all material respects in accordance with good mining, exploration and engineering practices and all applicable laws including material workers’ compensation and health and safety and workplace laws, mining laws, regulations and policies;

(vii)	there are no ongoing environmental liabilities, claims, or disputes related to any mining activities on the Material Properties;

(viii)	except as disclosed in the Public Disclosure Documents, there are no reclamation bonds related to the Material Properties; and

(ix)

except as disclosed in the Public Disclosure Documents, there are no material ongoing environmental audits, evaluations, assessments, studies or tests being conducted except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course.

(tt)

No Indigenous or Local Claims. There are no material claims or actions with respect to native or local rights currently threatened or, to the knowledge of the Company, pending with respect to the Material Properties. The Company is not aware of any material land entitlement claims or native or local land claims having been asserted or any legal actions relating to indigenous or community issues having been instituted with respect to the Material Properties, and no material dispute in respect of the Material Properties with any local or indigenous or local group exists or, to the knowledge of the Company, is threatened or imminent with respect to the Material Properties or any activities thereon;

(uu)

Community Relationships. Except as disclosed in the Public Disclosure Documents, there are no material complaints, issues, proceedings, or discussions with the communities and persons affected by or located on the Material Properties, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop and operate the Material Properties, and the Company and the Material Subsidiaries do not anticipate any material issues or liabilities to arise that would adversely affect the ability to explore, develop and operate the Material Properties;

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(vv)

Government Relationships. To the knowledge of the Company, with respect to any relationship with a Governmental Authority, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Material Subsidiaries from conducting its business and all activities in connection with the Material Properties as currently conducted or proposed to be conducted in all material respects and there exists no actual or, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities;

(ww)

No Expropriation. No part of the Material Properties or Material Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(xx)

No Work Stoppage or Interruptions. Except as disclosed in the Public Disclosure Documents, there has not been in the last year and there is not currently any actions, proceedings, inquiries, disruptions, protests, blockades or initiatives by non-governmental organizations, activist groups or similar entities or persons, that are ongoing or anticipated which could materially adversely affect the ability to explore, develop and operate the Material Properties.

(yy)

Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Canadian Securities Laws.

(zz)

Material Accruals. All material accruals for unpaid vacation pay, premiums for employment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company or the Material Subsidiaries;

(aaa)

Labour & Employment Matters. Except as disclosed in the Public Disclosure Documents, no material labour dispute, complaint, grievance or other conflict with the employees of the Company or the Material Subsidiaries currently exists or is pending or, to the knowledge of the Company, is threatened or pending; and no union representation question exists respecting the employees of the Company or the Material Subsidiaries and no collective bargaining agreement is in place or currently being negotiated by the Company or the Material Subsidiaries. The Company and Material Subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim. The Company’s employment contracts with all senior employees are in good standing and in full force and effect;

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(bbb)

Insurance. The Company and the Material Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Company and the Material Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or the Material Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any of the Material Subsidiaries has failed to promptly give any notice of any material claim thereunder;

(ccc)

Transfer Agent and Subscription Receipt Agent. Computershare Trust Company of Canada, at its principal offices in the City of Toronto, Ontario is the duly appointed registrar and transfer agent for the Common Shares and will at the Closing Time be the duly appointed subscription receipt agent pursuant to the terms of the Subscription Receipt Agreement;

(ddd)

Minute Books. The minute books and records of the Company and each of the Material Subsidiaries contain copies of all material proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of the Company and the Material Subsidiaries from their respective dates of incorporation. There have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Company or any of the Material Subsidiaries not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Company or the Material Subsidiaries;

(eee)

Previous Acquisitions. All previous material acquisitions completed by the Company or any of the Material Subsidiaries of any securities, business or assets of any other entity have been fully and properly disclosed in the Public Disclosure Documents, were completed in compliance, in all material respects, with all applicable corporate and securities laws and all necessary corporate and regulatory approvals, consents, authorizations, registrations, and filings required in connection therewith were obtained and complied with in all material respects, and the Company or the Material Subsidiaries, as the case may be, conducted all due diligence procedures in connection with such previous acquisitions as are standard and customary for transactions of such nature;

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(fff)

Anti-Bribery. Neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company, including but not limited to the U.S. Foreign Corrupt Practices Act and Canada’s Corruption of Foreign Public Officials Act and Proceeds of Crime (Money Laundering) and Terrorist Financing Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor the Material Subsidiaries nor to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or the Material Subsidiaries, or a subsidiary or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(ggg)

OFAC Requirements. The Company has not been, nor to the knowledge of the Company, has any director, officer, agent, employee, affiliate or person acting on behalf of the Company been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (“OFAC”); and the Company will not directly or indirectly use any proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC;

(hhh)

Fees and Commissions. Other than the Underwriters (or any members of their selling group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering; and

(iii)

Escrow Release Conditions. To the knowledge of the Company, no event has occurred which is reasonably likely to prevent the Escrow Release Conditions from being satisfied on or before the Escrow Release Deadline.

(jjj)	Acquisition Interests.

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(i)

To the knowledge of the Company, there is no material fact or circumstance, or any suit, action or proceeding pending, or threatened that, individually or in the aggregate, could reasonably be expected to (i) refrain or prevent the execution of, or the completion of the consummation of the transactions contemplated under the Purchase Agreement or (ii) have a Material Adverse Effect on the Company’s ability to complete the Acquisition;

(ii)

To the knowledge of the Company, there is no agreement, option or any other right or obligation binding upon, or which at any time in the future may become binding upon the Company or the Material Subsidiaries requiring it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the shares or the assets being acquired pursuant to the Purchase Agreement; and

(iii)

To the knowledge of the Company, immediately following the completion of the Acquisition, the Company will be, directly or indirectly, the legal owner of 100% of the Galena Complex and Company’s interest in the Galena Complex will not be subject to any third party right of first refusal or purchase or acquisition rights.

7. Conditions to Closing

7.1 The following are conditions to the completion of the Underwriters’ obligations as contemplated in this Agreement, which conditions shall have been fulfilled by the Company, as applicable, on or prior to the Closing Time, other than as may be waived in writing in whole or in part by the Underwriters:

(a)	the board of directors of the Company will have authorized and approved the Transaction Documents and the Offering and all matters relating to the foregoing;

(b)

the Underwriters shall have received a certificate dated the Closing Date, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company or such other senior officers of the Company as may be acceptable to the Underwriters, acting reasonably, addressed to the Underwriters, with respect to: (i) the constating documents of the Company, (ii) all resolutions of the board of directors of the Company relating to the Offering Documents and the Offering and the transactions contemplated hereby and thereby, and (iii) the incumbency and specimen signatures of signing officers of the Company, in the form of a certificate of incumbency, and such further certificates and other documentation as may be contemplated in this Agreement or as the Underwriters may reasonably require;

(c)

the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, each dated the Closing Date, as applicable, from legal counsel to the Company and where appropriate, local counsel in the other applicable jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

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(i)

as to the incorporation and existence of the Company under the federal laws of Canada and as to the Company having the requisite corporate power and capacity to carry on its business as presently carried on and to own, lease and operate its properties and assets as described in the Public Disclosure Documents (including, but not limited to, the Material Properties);

(ii)	as to the Company being a “reporting issuer” not on the list of defaulting reporting issuers maintained in the Reporting Jurisdictions in which sales of Subscription Receipts are made;

(iii)	as to the authorized and issued capital of the Company;

(iv)	as to the corporate power and capacity of the Company to enter into and to carry out its obligations under the Offering Documents;

(v)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Offering Documents as well as the performance of its obligations thereunder and hereunder;

(vi)

the Offering Documents have been duly executed and delivered by the Company, and constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their respective terms;

(vii)

the execution and delivery of the Offering Documents and the performance by the Company of its obligations hereunder and thereunder does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under any term or provision of the constating documents of the Company, Canadian Securities Laws, or the Act;

(viii)	the Subscription Receipts have been duly and validly created and issued pursuant to the Subscription Receipt Agreement;

(ix)

the Common Shares issuable upon exchange of the Subscription Receipts have been validly authorized and allotted for issuance and, upon the exchange of the Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement, the Common Shares will be validly issued as fully paid and non-assessable Common Shares;

(x)

the issuance and sale by the Company of the Subscription Receipts to the Purchasers resident in the Selling Jurisdictions in accordance with the terms of this Agreement are exempt from the prospectus requirements of Canadian Securities Laws and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and sale; it being noted, however, that the Company is required to file or cause to be filed with the applicable Securities Regulators, a report on Form 45-106F1 prepared and executed pursuant to NI 45-106, and, if applicable, a report on Form 72-503F prepared and executed pursuant to Ontario Securities Commission Rule 72-503 – Distributions Outside Canada, together with the prescribed filing fee, within ten days of the Closing Date;

(xi)

the issuance and delivery by the Company of the Common Shares upon the due exchange of the Subscription Receipts in accordance with the terms of this Agreement and in accordance with the terms of the Subscription Receipt Agreement, will be exempt from the prospectus requirements of Canadian Securities Laws in the Selling Jurisdictions and no prospectus or other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under Canadian Securities Laws to permit such issuance and delivery;

(xii)

the first trade in the Subscription Receipts and the Common Shares issued upon exchange of the Subscription Receipts is exempt from or is not subject to, the prospectus requirements of the Canadian Securities Laws, and no prospectus is required nor are other documents required to be filed, proceedings taken, or approvals, permits, consents, orders or authorizations of regulatory authorities under Canadian Securities Laws required to be obtained under Canadian Securities Laws (other than such as have been filed or obtained) to permit such trade through registrants registered under Canadian Securities Laws who have complied with such Canadian Securities Laws or in circumstances in which there is an exemption from the registration requirements of such Canadian Securities Laws, provided that:

30

i)	the Company is, and has been, a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

ii)	at the time of the trade, at least four months have elapsed from the Closing Date;

iii)

the certificates representing the Subscription Receipts and the underlying Common Shares, if any, carried a legend in the form prescribed by section 2.5(2)3.(i) of NI 45-102 stating that, unless permitted under securities legislation, the holder of this security must not trade the security before the date which is four months and one day from the Closing Date;

iv)

if the Subscription Receipts or the underlying Common Shares are entered into a direct registration or other electronic book-entry system, or if the purchaser did not directly receive a certificate representing the security, the purchaser received written notice containing the legend restriction notation set out in clause (iii) above;

v)	the trade is not a “control distribution”, as such term is defined in NI 45-102;

vi)	the trade is not a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution;

vii)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

viii)	no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

ix)	if the holder is an insider or officer of the Company, the holder has no reasonable grounds to believe that the Company is in default of securities legislation;

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(xiii)

Computershare Trust Company of Canada, at its office in Toronto, Ontario, has been duly appointed by the Company as the registrar and transfer agent of the Common Shares and the subscription receipt agent under the Subscription Receipt Agreement; and

(xiv)	such other matters as the Underwriters or their counsel may reasonably request;

(d)

the Underwriters shall have received a favourable legal opinion addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, dated the Closing Date, from local counsel to the Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials (as appropriate), with respect to title matters and ownership interests of each of the Material Properties;

(e)

the Underwriters shall have received favourable legal opinions addressed to the Underwriters, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, dated the Closing Date, from legal counsel to the Company, which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of such Material Subsidiary (as appropriate), regarding each Material Subsidiary with respect to the following matters:

(i)	as to the Material Subsidiary having been incorporated and existing under its jurisdiction of incorporation;

(ii)	as to the Material Subsidiary having all requisite corporate power and capacity to carry on business and to own, lease and operate properties and assets; and

(iii)	as to the authorized and issued share capital of the Material Subsidiary and to chain of ownership;

(f)

if any Subscription Receipts are being sold to U.S. Purchasers pursuant to this Agreement, the Company has caused a favourable legal opinion to be delivered to the Underwriters by Dorsey & Whitney LLP, as special United States counsel to the Company, in form and substance satisfactory to the Underwriters’ counsel, acting reasonably, dated the Closing Date, to the effect that the sale of such Subscription Receipts to such U.S. Purchasers and the issuance of the Common Shares to such U.S. Purchasers on exchange of the Subscription Receipts is not required to be registered under the U.S. Securities Act, subject to the usual and customary assumptions, limitations and qualifications, it being understood that no opinion will be expressed as to the subsequent resale of any Subscription Receipts or Common Shares;

(g)	the Underwriters shall have received a certificate of good standing or similar certificate with respect to the jurisdiction in which each of the Company and the Material Subsidiaries is incorporated;

32

(h)	the Company will have caused the Subscription Receipt Agent to deliver a certificate as to its appointment as the subscription receipt agent with respect to the Subscription Receipts;

(i)

the Company will have caused its registrar and transfer agent to deliver a certificate as to its appointment as the transfer agent with respect to the Common Shares and the number of issued and outstanding Common Shares;

(j)	each of the Offering Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and its counsel, acting reasonably;

(k)	the Company shall have delivered to the Underwriters the executed lock-up agreements contemplated by Section 4.1(m) hereof; and

(l)

the Offering will have been conditionally approved by the TSX and the Underwriters shall have received evidence satisfactory to the Underwriters that all requisite approvals, consents and acceptances of the appropriate regulatory authorities required to be obtained by the Company in order to complete the Offering have been made or obtained.

8. Closing

8.1 The Offering will be completed via electronic exchange at the Closing Time or such other date or time as may be mutually agreed to by the Company and the Underwriters; provided that if the Company has not been able to comply in any material respect with any of the covenants or conditions set out herein required to be complied with by the Closing Time or such other date and time as may be mutually agreed to or such covenant or condition has not been waived by the Underwriters, the respective obligations of the parties will terminate without further liability or obligation except for payment of expenses, indemnity and contribution provided for in this Agreement.

8.2 At the Closing Time:

(a)

the Company shall deliver to the Underwriters and the Purchasers, as applicable, the Subscription Receipts, whether by way of electronic deposit or delivery of certificates in definitive form, as directed by the Underwriters and the Purchasers, as applicable; and

(b)

the Underwriters and the Company, as applicable, will deliver the gross proceeds from the sale of the Subscription Receipts to the Subscription Receipt Agent to be deposited and held in escrow by the Subscription Receipt Agent in accordance with the terms of the Subscription Receipt Agreement.

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9. Rights of Termination

9.1 The Underwriters (or any one of them) shall be entitled to terminate and cancel their obligations hereunder by written notice to that effect given to the Company on or before Closing if, at any time prior to the Closing Time:

(a)

Material Change. There shall be any material change or change in a material fact, or there should be discovered any previously undisclosed material fact required to be disclosed (other than, for greater certainty, any fact relating to the Offering, the Acquisition and the other transactions related thereto) which, in each case, in the reasonable opinion of the Underwriters (or any one of them), has or would be expected to have a significant adverse effect on the market price or value of the Subscription Receipts, Common Shares, or any other securities of the Company;

(b)

Disaster. (i) There should develop, occur or come into effect or existence any event, action, state, condition (including without limitation, terrorism, disease, virus or accident) or major financial occurrence of national or international consequence or a new or change in any law or regulation which in the sole opinion of the Underwriters (or any one of them), seriously adversely affects or involves or may seriously adversely affect or involve the financial markets in the United States or Canada or the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or the market price or value of the securities of the Company; (ii) any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any one of the officers or directors of the Company where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, including without limitation, the TSX or securities commission which involves a finding of wrong-doing; (iii) any order, action or proceeding which cease trades or otherwise operates to prevent or restrict the trading of the Subscription Receipts, Common Shares or any other securities of the Company is made or threatened by a securities regulatory authority; or

(c)

Material Breach. The Company is in breach of any material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement becomes or is false.

9.2 The rights of termination contained in this Section 9 are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by an Underwriter, there shall be no further liability on the part of such Underwriter to the Company or on the part of the Company to such Underwriter except in respect of any liability which may have arisen or may arise after such termination in respect of Section 10 (Indemnity) and Section 11 (Expenses) of this Agreement.

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10. Indemnity

10.1 The Company (the “Indemnitor”) hereby agrees to indemnify and hold the Underwriters, and each of their respective subsidiaries and affiliates, and each of their directors, officers, employees, shareholders and agents (the “Personnel” and together with the Underwriters, the “Indemnified Parties”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened action, suit, proceeding, investigation or claim that may be made against the Indemnified Parties to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Underwriters and their Personnel hereunder (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Indemnified Parties); provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Indemnified Parties have been grossly negligent or have committed any fraudulent act in the course of such performance; and

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence or fraud referred to in (a) above.

Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Indemnified Parties may incur as a result of any action or litigation that may be threatened or brought against the Underwriters and/or their Personnel.

10.2 If for any reason (other than the occurrence of any events described in Section 10.1(a) or 10.1(b) above), the foregoing indemnification is unavailable to the Underwriters or any Personnel or insufficient to hold the Underwriters or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor, on the one hand, and the Underwriters or any Personnel, on the other hand, but also the relative fault of the Indemnitor and the Indemnified Parties, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Underwriters or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Underwriters hereunder pursuant to this Agreement.

10.3 The Indemnitor agrees that in case any legal proceeding shall be brought against the Indemnitor and/or the Underwriters or their Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or in case any such entity shall investigate the Indemnitor and/or the Underwriters, and/or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Indemnitor shall reimburse the Underwriters monthly for the time spent by its Personnel in connection therewith at their normal per diem rates and the Underwriters shall have the right to employ their own counsel in connection therewith provided the Underwriters act reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Underwriters or their Personnel in connection therewith) and out-of-pocket expenses incurred by the Underwriters or their Personnel in connection therewith shall be paid by the Indemnitor as they occur unless such proceeding has been caused as a result of an event described in Section 10.1(a) and 10.1(b) above.

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10.4 Promptly after receipt of notice of the commencement of any legal proceeding against the Underwriters or their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Underwriters will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Underwriters to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Underwriters or any Personnel. The Indemnitor shall on behalf of itself and the Underwriters or any Personnel, as applicable, be entitled (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Underwriters or any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Underwriters or any Personnel, acting reasonably, as applicable, and none of the Underwriters or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld.

10.5 Notwithstanding the foregoing paragraph, the Indemnified Parties shall have the right, at the Indemnitor’s expense, to employ counsel of such person’s choice in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized in writing by the Indemnitor; (ii) the Indemnitor has not assumed the defence and employed counsel therefor within a reasonable time (which shall in any case be not less than 15 days) after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party in writing that there may be legal defences available to the Indemnified Parties which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Party’s behalf) or that there is a conflict of interest between the Company and the Indemnified Party or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Underwriters’ behalf), provided that the Indemnitor shall not be responsible for the fees and expenses of more than one set of counsel to the Indemnified Parties.

10.6 The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Underwriters and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Underwriters and any of the Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

11. Expenses

11.1 The Company will pay all expenses and fees incurred in connection with the Offering (collectively, the “Underwriters’ Expenses”), including the reasonable out-of-pocket expenses and fees of the Underwriters and all reasonable fees and disbursements of the Underwriters’ legal counsel and all applicable taxes (to a maximum of $100,000 in respect of legal fees, exclusive of disbursements and taxes). All individual expenses of the Underwriters over $5,000 must be agreed upon by the Company in writing prior to such expenses being incurred. All fees and expenses payable by the Company in accordance with this Agreement shall be payable whether or not the Offering is completed.

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12. Advertisements

12.1 The Company acknowledges that the Underwriters shall have the right, subject always to Section 2.4, at its own expense, to place such advertisement or advertisements relating to the sale of the Subscription Receipts contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law, including Applicable Securities Laws. The Company and the Underwriters each agree that they will not make public any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus or registration requirements of applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Subscription Receipts shall be offered and sold not being available.

13. Underwriters’Fee

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company shall pay to the Underwriters, a cash commission equal to 6.0% of the aggregate proceeds raised pursuant to the Offering (other than: (i) in respect of sales to those Purchasers on the President’s List (up to a maximum of US$3,000,000), in which case a cash commission of 3.0% shall be payable; (ii) in respect of sales to certain institutional investors as agreed between the Company and the Joint Bookrunners, in which case a cash commission of 5.0% shall be payable; and (iii) in respect of sales to certain U.S. Purchasers as agreed between the Company and the Joint Bookrunners, in which case nil cash commission shall be payable) (the “Underwriters’ Fee”). 50% of the Underwriters’ Fee shall be payable to the Underwriters upon completion of the Offering and the remainder shall be paid to the Underwriters upon satisfaction of the Escrow Release Conditions; provided, however, that if the Escrow Release Conditions are not satisfied, the 50% balance of the Underwriters’ Fee shall not be payable to the Underwriters. For the avoidance of doubt, if a Termination Event occurs, the Underwriters’ Fee will consist only of the amount payable to the Underwriters upon completion of the Offering.

14. Underwriter’s Business

14.1 The Company acknowledges that the Underwriters may be engaged in securities trading and brokerage activities, and providing investment banking, investment management, financial and financial advisory services. In the ordinary course of their trading, brokerage, investment and asset management and financial activities, the Underwriters and their Affiliates may hold long or short positions, and may trade or otherwise effect or recommend transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of the Company or any other company that may be involved in any transaction with the Company. The Underwriters and their Affiliates may also provide a broad range of normal course financial products and services to its customers (including, but not limited to, banking, credit derivative, hedging and foreign exchange products and services), including companies that may be involved in any transaction with the Company.

15. Underwriting Syndicate

15.1 Subject to the terms and conditions hereof, the respective obligations of the Underwriters to purchase the Subscription Receipts shall be several and neither joint nor joint and several. The percentage of the Subscription Receipts to be severally purchased and paid for by each of the Underwriters shall be as follows:

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Name of Underwriter	Syndicate Position
Cormark Securities Inc.	55.0%
TD Securities Inc.	30.0%
Desjardins Securities Inc.	5.0%
Haywood Securities Inc.	5.0%
Canaccord Genuity Corp.	2.5%
Eight Capital	2.5%
100%

15.2 In the event that any Underwriter (a “Refusing Underwriter”) shall fail to purchase its applicable percentage of the Subscription Receipts which such Underwriter has agreed to purchase hereunder (the “Defaulted Securities”) at the Closing Time for any reason whatsoever, including by reason of Section 9 hereof, and (i) if the number of Defaulted Securities does not exceed 5.0% of the number of Subscription Receipts to be purchased hereunder, the other non-Refusing Underwriters (the “Continuing Underwriters”) shall be obligated to purchase the Subscription Receipts which the Refusing Underwriter fails to purchase on a pro rata basis according to the number of Subscription Receipts to have been acquired by the Continuing Underwriters or on such other basis as the Continuing Underwriters may agree; or (ii) if the number of Defaulted Securities exceeds 5.0% of the number of Subscription Receipts to be purchased on such date, the Continuing Underwriters shall have the right, but shall not be obligated to purchase the Subscription Receipts which would otherwise have been purchased by the Refusing Underwriter(s). If, with respect to such Subscription Receipts, the Continuing Underwriters elect not to exercise such rights to assume the entire obligation of the Refusing Underwriter(s), then the Company will have the right to either (A) proceed with the sale of Subscription Receipts (less the Defaulted Securities) to the Continuing Underwriters pursuant to this Agreement, or (B) terminate its obligations hereunder without any further liability on the part of the Company to the Continuing Underwriters, except pursuant to the provisions of Section 10 and Section 11 in respect of the Continuing Underwriters.

15.3 No action taken pursuant to Section 15.2 shall relieve any Refusing Underwriter(s) from liability in respect of its default to the Company or to any Continuing Underwriters.

16. Action by the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by Section9or matters relating to indemnity and contribution contemplated by Section10, may be taken by the Joint Bookrunners on their own behalf and on behalf of the other Underwriters and the execution and delivery of this Agreement by the Company and the Underwriters shall constitute the authority of the Company for accepting any notice, request, direction, certificate, consent or other communication from the Joint Bookrunners (or either of them) and for delivery by electronic deposit or otherwise the Subscription Receipts to Cormark. Nothing in this Agreement is intended to create any relationship in the nature of a partnership or joint venture between the Underwriters.

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17. Survival of Warranties, Representations, Covenants and Agreements

17.1 All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Underwriters or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Underwriters and the Purchasers, as applicable for a period of two years following the Closing Date. For greater certainty, and without limiting the generality of the foregoing, the provisions contained in this Agreement in any way related to the indemnification of the Underwriters by the Company or the contribution obligations of the Underwriters or those of the Company shall survive and continue in full force and effect, indefinitely, subject only to the applicable limitation period prescribed by law.

18. Recognition of the U.S. Special Resolution Regimes

18.1 In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

18.2 In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate (as defined below) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

18.3 As used in this Section 18:

(a)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k);

(b)	“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

(c)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

(d)	“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

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19. General Contract Provisions

19.1 Notices. Any notice or other communication to be given hereunder shall be in writing and shall be given by delivery or by email, as follows:

if to the Company:

Americas Gold and Silver Corporation

145 King Street West, Suite 2870

Toronto, Ontario M5H 1J8

Attention: Darren Blasutti, President & Chief Executive Officer

Email: dblasutti@americas-gold.com

with a copy (not to constitute notice) to:

Torys LLP

TD South Tower

79 Wellington Street West, Suite 3000

Toronto, Ontario M5K 1N2

Attention: Braden Jebson / Robbie Leibel

Email: bjebson@torys.com / rleibel@torys.com

or if to the Underwriters, to the Joint Bookrunners (on behalf of the Underwriters):

Cormark Securities Inc.

Royal Bank Plaza, North Tower

200 Bay Street, Suite 1800

Toronto, Ontario M5J 2J2

Attention: Kevin Carter, Managing Director, Investment Banking

Email: kcarter@cormark.com

and

TD Securities Inc.

66 Wellington Street West, 9th Floor

Toronto Dominion Bank Tower

Toronto, Ontario M5K 1A2

Attention: Mark Tiberio, Director

Email: mark.tiberio@tdsecurities.com

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with a copy (not to constitute notice to the Underwriters) to:

Cassels Brock & Blackwell LLP

Suite 3200, Bay Adelaide Centre, North Tower

40 Temperance St.

Toronto, Ontario M5H 0B4

Attention: Chad Accursi

Email: caccursi@cassels.com

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or four hours after being electronically transmitted and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or email address.

19.2 Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

19.3 No Fiduciary Duty. The Company hereby acknowledges that the Underwriters are acting solely as agent in connection with the purchase and sale of the Subscription Receipts. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company or its respective management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of any of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the securities of the Company, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting solely as agent in connection with the Offering and not as an agent of or fiduciary of the Company and the Underwriters have not assumed, and the Underwriters will not assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Underwriters have advised or are currently advising the Company on other matters).

19.4 Entire Agreement. This Agreement constitutes the entire agreement between the Underwriters and the Company relating to the subject matter hereof, and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the Engagement Letter.

19.5 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

19.6 Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

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19.7 Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

19.8 Time of the Essence. Time shall be of the essence for all provisions of this Agreement.

19.9 Language. The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

19.10 Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

19.11 Counterparts and Facsimile. This Agreement may be executed and delivered by original, facsimile or other electronic transmission in one or more counterparts which, together, shall constitute an original copy of this Agreement as of the date first noted above.

[Rest of page intentionally left blank]

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If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Company, please communicate your acceptance by executing where indicated below.

Yours very truly,

CORMARK SECURITIES INC.

Per:	“Kevin Carter”
Name: Kevin Carter
Title: Managing Director, Investment Banking

TD SECURITIES INC.

Per:	“Mark Tiberio”
Name: Mark Tiberio
Title: Director

DESJARDINS SECURITIES INC.

Per:	“Marc Mills”
Name: Marc Mills
Title: Managing Director, Investment Banking

HAYWOOD SECURITIES INC.

Per:	“Ryan Matthiesen”
Name: Ryan Matthiesen
Title: Managing Director, Investment Banking

CANACCORD GENUITY CORP.

Per:	“David Sadowski”
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals and Mining, Investment Banking

EIGHT CAPITAL

Per:	“Reid Obradovich”
Name: Reid Obradovich
Title: Principal, Managing Director

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The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to with effect as of the date provided at the top of the first page of this Agreement.

AMERICAS GOLD AND SILVER CORPORATION
Per:	“Darren Blasutti”
Name: Darren Blasutti
Title: President and Chief Executive Officer

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SCHEDULE A

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule “A” to the Underwriting Agreement dated as of October 30, 2024 among the Company and the Underwriters.

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

1.	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business;

2.

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “A”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Subscription Receipts or the Common Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering;

3.

“Distribution Compliance Period” means the 40 day period that begins on the later of (i) the date the Subscription Receipts are first offered to persons other than distributors in reliance on Regulation S or (ii) the Closing Date; provided that, all offers and sales by a distributor of an unsold allotment or subscription shall be deemed to be made during the Distribution Compliance Period;

4.

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States or the government of any political subdivision thereof; or (b) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are owned of record (as determined in accordance with Rule 405 under the U.S. Securities Act) either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

5.

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, broadcast over radio or television, or published or broadcast via electronic display, including the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

6.	“U.S. Affiliates” means the duly registered United States broker-dealer affiliates of the Underwriters; and

7.	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

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REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

The Underwriters acknowledge that the Subscription Receipts and Common Shares have not been and will not be registered under the U.S. Securities Act or any applicable U.S. state securities laws, and the Subscription Receipts may be offered, sold, pledged or transferred, directly or indirectly, only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, each Underwriter represents, warrants and covenants to the Company that:

1.

It has not offered and sold, and will not offer and sell, any Subscription Receipts or Common Shares forming part of its allotment or otherwise as a part of the distribution except (a) to non-U.S. Purchasers in an “offshore transaction”, as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) to, or for the account or benefit of, U.S. Purchasers, as provided in paragraphs 2 through 18 below. Accordingly, except as provided in paragraphs 2 through 18 below, none of the Underwriter, its U.S. Affiliate or any person acting on its or their behalf, has engaged or will engage in: (i) any offer to sell or any solicitation of an offer to buy, any Subscription Receipts to, or for the account or benefit of, any person in the United States or any U.S. Person, or (ii) any sale of Subscription Receipts to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person, or such Underwriter, U.S. Affiliate or person acting on behalf of either reasonably believed that such Purchaser was outside the United States and not a U.S. Person, (iii) any Directed Selling Efforts, or (iv) any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Subscription Receipts or the issuance of the Common Shares.

2.

It agrees that, at or prior to confirmation of the sale of the Subscription Receipts, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Subscription Receipts from it during the Distribution Compliance Period a confirmation or notice to substantially the following effect:

“The securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons” (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and closing date, except in either case in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.”

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Subscription Receipts by such Underwriter shall be made only in accordance with the provisions of Rule 903 or 904 of Regulation S; pursuant to a registration of the Subscription Receipts under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

-A-2-

Such Underwriter agrees to obtain substantially identical undertakings from each member of any banking and selling group formed in connection with the distribution of the Subscription Receipts contemplated hereby and to comply with the offering restriction requirements of Regulation S.

3.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Subscription Receipts, except with its U.S. Affiliate or any selling group members or with the prior written consent of the Company. It shall require each selling group member to agree in writing, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule “A” as apply to such Underwriters as if such provisions applied to such selling group member.

4.

All offers and sales of Subscription Receipts to, or for the account or benefit of, U.S. Purchasers have been and will be made through the Underwriter’s U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements and all applicable U.S. federal and state securities laws.

5.

Its U.S. Affiliate is, and as of the Closing Date shall be, (i) registered as a broker or dealer under the U.S. Exchange Act and under the securities laws of each state where offers and sales of Subscription Receipts have been or will be made (unless exempted from such state’s broker-dealer registration requirements), and (ii) is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.

6.

Offers and sales of Subscription Receipts and Common Shares to, or for the account or benefit of, U.S. Purchasers have not been and will not be made by the Underwriter acting through its U.S. Affiliate by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.

Offers and sales of Subscription Receipts to, or for the account or benefit of, U.S. Purchasers may be made by the Underwriter acting through its U.S. Affiliate on behalf of the Company pursuant to the provisions of Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act to persons who are or are reasonably believed by them to be U.S. Accredited Investors or Qualified Institutional Buyers.

8.

All U.S. Purchasers of the Subscription Receipts shall be informed that the Subscription Receipts and Common Shares have not been and will not be registered under the U.S. Securities Act or any applicable U.S. state securities laws, and that the Subscription Receipts are being offered and sold to such Purchasers on a substituted purchaser basis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws.

9.

The Underwriter acting through its U.S. Affiliate may offer the Subscription Receipts to, or for the account or benefit of, U.S. Purchasers only to offerees with whom it had a pre-existing business relationship and had reasonable grounds to believe were U.S. Accredited Investors or Qualified Institutional Buyers and immediately prior to making any such offer had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer, and on the date hereof, they continue to believe that each U.S. Purchaser is a U.S. Accredited Investor or a Qualified Institutional Buyer.

10.

Prior to any sale of Subscription Receipts by the Underwriter acting through its U.S. Affiliate to, or for the account or benefit of, a U.S. Accredited Investor, it will cause each such U.S. Accredited Investor to execute and deliver a Subscription Agreement and the U.S. Accredited Investor Certificate attached thereto as Schedule “C”.

-A-3-

11.

Prior to any sale of Subscription Receipts by the Underwriter acting through its U.S. Affiliate to, or for the account or benefit of, a Qualified Institutional Buyer, it will cause each such Qualified Institutional Buyer to execute and deliver a Subscription Agreement and the Qualified Institutional Buyer Letter attached thereto as Schedule “D”.

12.

At least one Business Day prior to the Closing Date, it will provide the Company with a list of all U.S. Purchasers of the Subscription Receipts, and in each case indicate that such U.S. Purchaser is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and the state or other jurisdiction in which the Subscription Receipts were offered or sold to such U.S. Purchaser that is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable. Prior to the Closing Time, it will provide the Company with copies of all executed Subscription Agreements and schedules and exhibits attached thereto and will otherwise offer reasonable assistance to the Company with respect to the Company’s obligations to prepare and file forms and notices required under the U.S. Securities Act and applicable state securities laws in connection with the offer and sale of the Subscription Receipts, including, for the avoidance of doubt and if applicable, the filing of a Form D with the United States Securities and Exchange Commission within 15 days of the first sale of the Subscription Receipts to a U.S. Purchaser and any such related filings as may be required by applicable state securities laws to secure exemption from registration under such securities laws for the sale of the Subscription Receipts in such states.

13.

The Underwriter covenants and agrees that it, its Affiliates (including the U.S. Affiliate) and any person acting on its or their behalf will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts.

14.

At the Closing Time, the Underwriter will, together with its U.S. Affiliate, provide to the Company a certificate in the form of Exhibit “I” to this Schedule “A” relating to the manner of the offer and sale of the Subscription Receipts to, or for the account or benefit of, U.S. Purchasers or will be deemed to have represented and warranted that none of it, its Affiliates (including the U.S. Affiliate) or any persons acting on its or their behalf offered or sold Subscription Receipts to, or for the account or benefit of, U.S. Purchasers.

15.

None of the Underwriter, its Affiliates (including the U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Subscription Receipts or the issuance of the Common Shares.

16.

As of the Closing Date, with respect to Subscription Receipts to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D, each Underwriter (and their U.S. Affiliate, except TD Securities (USA) LLC as noted below), represents that none of (i) the Underwriter or its U.S. Affiliate, (ii) the Underwriter’s or its U.S. Affiliate’s general partners or managing members, (iii) any of the Underwriter’s or its U.S. Affiliate’s directors or executive officers or any other officers participating in the offering of the Subscription Receipts, (iv) any of the Underwriter’s or its U.S. Affiliate’s general partners’ or managing members’ directors or executive officers or other officers participating in the offering of the Subscription Receipts or (v) any other person associated with any of the above persons, including any selling group members and any such persons related to such selling group members, that have been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Subscription Receipts (each, a “Dealer Covered Person” and, collectively, the “Dealer Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d) of Regulation D (a “Disqualification Event”). On August 14, 2024, TD Securities (USA) LLC received a waiver from the SEC of the application of the disqualification provisions of Rule 506(d)(1)(iv)(B) of Regulation D.

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17.

The Underwriter will notify the Company in writing prior to the Closing Date of (i) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Company and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

18.

As of the Closing Date, the Underwriter represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Subscription Receipts.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

The Company represents, warrants, covenants and agrees that:

1.

The Company is a Foreign Issuer and reasonably believes (a) it is not now, and as a result of the sale of Subscription Receipts contemplated hereby will not be, registered or required to be registered as an “investment company” as such term is defined under the United States Investment Company Act of 1940, as amended, under such Act; and (b) neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

2.

During the period that the Subscription Receipts are or were offered for sale, none of the Company, its subsidiaries or any of its affiliates, nor any person acting on its or their behalf (other than the Underwriter, its U.S. Affiliate and any persons acting on any of their behalf, in respect of which no representation is made) (i) has made or will make any Directed Selling Efforts, (ii) has engaged in or will engage in any form of General Solicitation or General Advertising or any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act with respect to offers or sales of the any of the Subscription Receipts or Common Shares to, or for the account or benefit of U.S. Purchasers, or (iii) has taken or will take any other action that would cause the exclusion from registration provided by Regulation S or the exemptions from registration provided by Section 4(a)(2) and Regulation D to be unavailable with respect to offers and sales of the Subscription Receipts pursuant to this Schedule “A”.

3.

Offers and sales of Subscription Receipts to, or for the account or benefit of, U.S. Purchasers may be made by the Company pursuant to the provisions of Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act to persons who are or are reasonably believed by them to be U.S. Accredited Investors or Qualified Institutional Buyers.

4.

All U.S. Purchasers of the Subscription Receipts from the Company shall be informed that the Subscription Receipts and Common Shares have not been and will not be registered under the U.S. Securities Act or any applicable U.S. state securities laws, and that the Subscription Receipts are being offered and sold to such Purchasers on a substituted purchaser basis in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act and similar exemptions under applicable state securities laws.

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5.

The Company may offer the Subscription Receipts to, or for the account or benefit of, U.S. Purchasers as substituted Purchasers only to offerees with whom the Company had a pre-existing business relationship and had reasonable grounds to believe were U.S. Accredited Investors or Qualified Institutional Buyers and immediately prior to making any such offer had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer, and on the date hereof, they continue to believe that each U.S. Purchaser is a U.S. Accredited Investor or a Qualified Institutional Buyer.

6.

Prior to any sale of Subscription Receipts by the Company to, or for the account or benefit of, a U.S. Accredited Investor as a substituted Purchaser, it will cause each such U.S. Accredited Investor to execute and deliver a Subscription Agreement and the U.S. Accredited Investor Certificate attached thereto as Schedule “C”.

7.

Prior to any sale of Subscription Receipts by the Company to, or for the account or benefit of, a Qualified Institutional Buyer as a substituted Purchaser, it will cause each such Qualified Institutional Buyer to execute and deliver a Subscription Agreement and the Qualified Institutional Buyer Letter attached thereto as Schedule “D”.

8.

It has not and will not, during the period beginning 30 days prior to the start of the offering of Subscription Receipts and ending 30 days after the completion of the offering of Subscription Receipts sell, offer for sale or solicit any offer to buy any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506(b) of Regulation D to be unavailable with respect to offers and sales of the Subscription Receipts pursuant to this Schedule “A”.

9.

It will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable U.S. state securities laws in connection with the offer and sale of the Subscription Receipts.

10.

Except with respect to offers and sales to U.S. Accredited Investors or Qualified Institutional Buyers, as applicable, who are U.S. Purchasers or who are acting for the account or benefit of U.S. Purchasers, in reliance upon an exemption from registration under Rule 506(b) of Regulation D and/or Section 4(a)(2) of the U.S. Securities Act, neither it nor its affiliates or any person acting on its or its behalf (other than the Underwriters, the U.S. Affiliates or any person acting on any of their behalf, in respect of which no representation is made) has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Subscription Receipts to, or for the account or benefit of, any U.S. Purchaser; or (B) any sale of Subscription Receipts unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States or it, its affiliates, and any person acting on its or their behalf reasonably believes that such Purchaser was outside the United States.

11.

None of it, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Subscription Receipts or the issuance of the Common Shares.

12.

It covenants and agrees that it, its affiliates and any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliates or any person acting on any of their behalf, in respect of which no representation is made) will not pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts and is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for soliciting the exchange of the Subscription Receipts.

13.

As of the Closing Date, with respect to the offer and sale of the Subscription Receipts sold in reliance on Rule 506(b) of Regulation D, none of it, any of its predecessors, any affiliated issuer, any director or executive officer or any other officer of the Company participating in the offering, any beneficial owner of 20% or more of its outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with it in any capacity at the time of sale of the Subscription Receipts (but excluding the Underwriters, the U.S. Affiliates and any selling group member, as to whom no representation, warranty or covenant is made) (each, a “Company Covered Person” and, collectively, the “Company Covered Persons”) is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. It has exercised reasonable care to determine whether any Company Covered Person is subject to a Disqualification Event. If applicable, it has complied with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Underwriters and the U.S. Affiliates a copy of any disclosures provided thereunder.

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EXHIBIT “I” TO SCHEDULE A

UNDERWRITER’S CERTIFICATE

In connection with the private placement to, or for the account or benefit of, persons in the United States and U.S. Persons of Subscription Receipts of Americas Gold and Silver Corporation (the “Company”) pursuant to the Underwriting Agreement dated October 30, 2024 between the Company and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(i)

we acknowledge that the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, persons in the United States or U.S. Persons, except pursuant to an available exemption from the registration requirements of the U.S. Securities Act. We have not offered or sold, and will not offer or sell, the Subscription Receipts (A) as part of our distribution at any time or (B) otherwise until 40 days after the later of the commencement of the offering and the closing date (the “Distribution Compliance Period”), except in accordance with Rule 903 of Regulation S under the U.S. Securities Act or as provided in paragraphs (ii) through (ix) below. We sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Subscription Receipts from us during the restricted period a confirmation or notice substantially to the following effect:

“The Subscription Receipts covered hereby have not been registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the U.S. Securities Act, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.”;

In addition, prior to the expiration of the Distribution Compliance Period, all subsequent offers and sales of the Subscription Receipts have been made and will be made only in accordance with the provisions of Rule 903 and 904 of Regulation S; pursuant to a registration of the Subscription Receipts under the U.S. Securities Act; or pursuant to an available exemption from the registration requirements of the U.S. Securities Act;

(ii)

the U.S. affiliates of the undersigned Underwriters (the “U.S. Affiliates”) is (i) a duly registered broker or dealer under the U.S. Exchange Act and under the securities laws of all applicable states where the offers and sales of Subscription Receipts were made (unless otherwise exempted from such state’s broker-dealer registration requirements) and (ii) a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date hereof

(iii)

all offers and sales of Subscription Receipts to, or for the account or benefit of, U.S. Purchasers have been effected in accordance with all applicable U.S. federal and state broker dealer requirements;

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(iv)

we have provided each offeree of Subscription Receipts (a) that is a U.S. Accredited Investor with a Subscription Agreement and Schedule “C” thereto for U.S. Accredited Investors and (b) that is a Qualified Institutional Buyer with a Subscription Agreement and Schedule “D” thereto for Qualified Institutional Buyers, and no other written material was used in connection with the offer and sale of the Subscription Receipts to U.S. Purchasers.

(v)

immediately prior to offering Subscription Receipts to an offeree that was in the United States, we had a pre-existing business relationship with them and had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each U.S. Purchaser purchasing the Subscription Receipts from the Company is a U.S. Accredited Investor or a Qualified Institutional Buyer;

(vi)

no form of “general solicitation” or “general advertising” (as those terms are used in Regulation D under the U.S. Securities Act) was used by us in connection with the offer or sale of the Subscription Receipts and the issuance of the Common Shares to, or for the account or benefit of, U.S. Purchasers;

(vii)

prior to any sale of Subscription Receipts by the Company to a U.S. Purchaser, we caused (a) each U.S. Purchaser that is a U.S. Accredited Investor to execute and deliver a Subscription Agreement and the U.S. Accredited Investor Certificate attached thereto as Schedule “C”, and (b) each U.S. Purchaser that is a Qualified Institutional Buyer to execute and deliver a Subscription Agreement and the Qualified Institutional Buyer Letter attached thereto as Schedule “D”;

(viii)

none of us, any member of the selling group, or any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer or sale of the Subscription Receipts or the issuance of the Common Shares; and

(ix)	the offer and sale of the Subscription Receipts has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto.

Capitalized terms used in this certificate have the meanings given to them in the Underwriting Agreement, including Schedule “A” thereto, unless otherwise defined herein.

DATED this 30th day of October, 2024.

[UNDERWRITER]	[U.S. UNDERWRITER AFFILIATE]

By:	By:
Name:	Name:
Title:	Title

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